UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Report of Relevant Information dated December 31, 2021

2.	Announcement and Proposed Agenda for an Extraordinary General Meeting of Shareholders of Grupo Aval to be held on February 4, 2022

Item 1

RELEVANT INFORMATION

Bogotá, December 31, 2021. Grupo Aval Acciones y Valores S.A. ("Grupo Aval") hereby informs that it has summoned an Extraordinary Shareholders' Meeting for February 4, 2022 as an alternative mechanism in case that the required authorizations are not obtained prior to the Extraordinary Meeting summoned for January 14, 2022, in which it is expected to submit for consideration of its shareholders the Grupo Aval Spin-Off Project as part of the transaction informed to the market on September 15, 2021.

Item 2

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that an Extraordinary General Meeting of Shareholders of Grupo Aval has been summoned for February 4, 2022, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Extraordinary General Meeting of Shareholders

Summoning

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) summons the holders of ordinary shares of the company to an Extraordinary General Meeting of Shareholders of the Company, which will be held in person on February 4, 2022 at 9:00 am, at the Assembly Hall of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification.

2.	Reading of the agenda.

3.	Appointment of the delegates for approval of the minute.

4.	Reading of the Statutory Auditor's report.

5.	Reading and approval of the separate special purpose financial statements as of November 30, 2021.

6.	Reading and approval of the Grupo Aval Spin-Off Project pursuant to which the Company's shareholders will also become shareholders of BAC Holding International Corporation.

Pursuant to Article 13 of Law 222 of 1995, the Spin-Off Project shall remain available to the shareholders during the fifteen (15) business days prior to the date of the meeting, at the Company's General Secretary's Office located at Carrera 13 No. 26A-47, 26th Floor in Bogota, D.C. Likewise, the shareholders shall have the right of withdrawal in accordance with the law.

Shareholders may be represented at the Meeting by means of a written power of attorney indicating the name of the proxy, the person in whose name the proxy may be substituted, if applicable, and the date or time of the meeting or meetings for which the proxy is granted.

In order to expedite the issuance of your credential, please confirm your attendance to Deceval by calling 601 3077127 in Bogota or 01 8000 111901 in the rest of the country. Likewise, it is recommended that the attorneys-in-fact of the shareholders present their proxies prior to the date of the Meeting at Deceval's office located at Carrera 7 # 71 - 21 Torre B 12th Floor, Bogotá, D.C.

Luis Carlos Sarmiento Gutiérrez

President - Grupo Aval Acciones y Valores S.A

December 31, 2021”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel